ATS Announces Participation in the Jefferies Industrials Conference and NCIB Activity

09/03/2026

CAMBRIDGE, ON / BUSINESS WIRE / - ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”) today announced that Anne Cybulski, Interim Chief Financial Officer, and Sarah Moore, Group Executive, Life Sciences, will participate in the Jefferies Industrials Conference in New York City, NY on September 10, 2026.

ATS is scheduled to host a fireside chat at the event at 12:10 p.m. (ET). A webcast link of the live event will be available on the Investor Relations site at https://investors.atsautomation.com/ in the Events & Presentations section. A replay of the webcast will be available on the same website for 180 days.

Management will also host institutional investor meetings at the Conference, which can be arranged by contacting your Jefferies representative or docampo@atsautomation.com.

ATS also provided an update on purchases of its common shares under its previously disclosed normal course issuer bid (“NCIB”). ATS believes that there are times when the market price of its common shares may not reflect their underlying value and that the purchase of common shares by ATS will both provide liquidity to existing shareholders and benefit remaining shareholders. Through August, ATS purchased 1,119,413 shares at an average price of $27.97 per share, including the 146,085 shares it had previously disclosed. As previously disclosed, ATS may make purchases under its NCIB through the facilities of the Toronto Stock Exchange and/or alternative Canadian trading systems, including through block purchases and through its automatic purchase plan, in accordance with applicable regulatory requirements during the twelve-month period commencing on December 22, 2025, and ending on or before December 21, 2026. The price ATS will pay for any such shares will be the market price at the time of acquisition. Under its NCIB, ATS has the ability to purchase for cancellation up to a maximum of 8,225,621 common shares of the Company. ATS expects to remain active under its NCIB. The NCIB is viewed by ATS management as one component of an overall capital allocation strategy and complementary to its acquisition growth plans.

Forward-looking Statements

Certain information contained in this press release may constitute forward-looking information under applicable securities laws, including statements related to ATS’ intentions with respect to the NCIB and purchases thereunder and the effects of repurchases under the bid. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. Much of this information can be identified by looking for words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words. Purchases made under the NCIB are not guaranteed and may be suspended at the discretion of ATS. Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. ATS assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, industrial and consumer, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Ocampo Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 docampo@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Affairs & Communication ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation